Exhibit 99.1

Company announcement	Orphazyme A/S in restructuring
No. 24/2022	Ole Maaløes Vej 3
Inside information	DK-2200 Copenhagen N

www.orphazyme.com
Company Registration No. 32266355

Orphazyme A/S under In-Court-Restructuring to sell substantially all of its assets and business activities to KemPharm, Inc.

Copenhagen, Denmark, 15 May 2022

•

KemPharm to acquire Orphazyme assets, including those relating to the development and approval of arimoclomol, for a total of USD 12.8 million in cash and assumed liabilities estimated to equal approximately USD 5.2 million

•	The majority of Orphazyme’s approximately 20 current employees will become employees at KemPharm

•	KemPharm intends to continue to pursue approval of arimoclomol as a treatment option for NPC

Orphazyme A/S in restructuring (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC), announces today that it has signed an agreement to sell substantially all of the Company’s assets and business activities to KemPharm Denmark A/S, a wholly owned subsidiary of KemPharm Inc. (KMPH: NASDAQ, NY). KemPharm is a specialty pharmaceutical company focused on the discovery and development of novel treatments for rare central nervous system diseases.

Under the agreement, KemPharm intends to retain substantially all of Orphazyme’s current employees, to continue the early access programs with arimoclomol, and to continue to pursue the potential approval of arimoclomol as a treatment option for NPC. KemPharm will pay Orphazyme a total of USD 12.8 million in cash and assume liabilities estimated to equal approximately USD 5.2 million. Completion of the transaction is expected to result in full or very high coverage to creditors with undisputed claims based on the claims filed during the restructuring. The deal is subject to approval by Orphazyme’s creditors and the Danish bankruptcy court, and it is expected to be completed on or before 1 June 2022.

“Since Orphazyme is under in-court restructuring, the primary objective was to secure a deal that satisfies our obligations towards the creditors including our employees. We are pleased that this has been achieved. In addition, we have secured the continued pursuit of developing arimoclomol in the hope of making it available for NPC patients, which has been our driving motivation since the foundation of the company,” stated Georges Gemayel, Chairman of the Board of Directors of Orphazyme.

Travis C. Mickle, President and CEO of KemPharm, stated: “NPC is a devastating disease and there is a profound need for an effective treatment to help patients. We believe the efficacy signal for arimoclomol is convincing, and that there is a viable regulatory pathway to obtain regulatory marketing approvals. KemPharm has had significant experience with challenging regulatory situations, and we welcome the opportunity to work together with the team to resubmit the regulatory applications and make arimoclomol available to all who could benefit from the treatment.”

Following completion of the deal, Orphazyme will no longer have any ongoing operational business activities.

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 2898 9055

John Sommer Schmidt, Restructuring Administrator	+45 8620 7500